October 30, 2013

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Chemical and Mining Company of Chile Inc. Form 20-F for the Fiscal Year Ended December 31, 2012 Filed on April 22, 2012. Staff Comment Letter Dated October 17, 2013 (File No. 033-065728)

Dear Ms. Jenkins:

This letter is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 17, 2013 (the “Comment Letter”) related to the annual report on Form 20-F for the fiscal year ended December 31, 2012 (the “Form 20-F”) filed by Chemical and Mining Company of Chile Inc. (the “Company”).

The Company’s responses to the Staff’s comments are set forth below. References to the “Company”, “we”, “us” and “our” in the responses set forth below are to the Company, unless the context otherwise requires. All references in the Company’s response to pages and captioned sections are to the Form 20-F as originally filed. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the Form 20-F.

For convenience, the Company has included the Staff’s comments followed by the Company’s response.

Form 20-F for the Year Ended December 31, 2012

Item 4. Information on the Company, page 15

Property, Plant and Equipment, page 48

Comment 1:

1.	In future filings, please insert a small-scale map showing the location and access to each material property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction I(a) to Item 4.D of Form 20-F would generally require maps and drawings to comply with the following features:

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
October 30, 2013

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response 1:

In future filings we will include the information requested by the Staff in its comment set forth above.

Reserves, page 52

Comment 2:

2.	The cutoff grade is a critical component used to evaluate the potential of the mineral properties. In future filings, please disclose the commodity/product prices, operating costs and metallurgical recovery parameters used to determine your cutoff grade estimate. Please show that this calculation demonstrates the cutoff grade or ore tenor used to define your mineral reserves has reasonable prospects for economic extraction. In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, operating costs, and reasonable metal prices, i.e. based on a three-year historic average.

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
October 30, 2013

Response 2:

In future filings, we will include the information requested by the Staff in its comments set forth above.

Comment 3:

3.	Please disclose the following information within or adjacent to your reserve tables in future filings:

•	A statement clarifying the extent to which our reserve estimates incorporates losses for mine dilution and mining recovery.

•	The cutoff grade estimate.

•	The metallurgical recovery factor for each of your mines.

•	All historic three-year average commodity/product prices and currency conversion factors that were used to estimate your reserves.

•	The percentage of your ownership of each mine and a statement clarifying whether quantities disclosed are for the entire mine/deposit or just your share.

Response 3:

In future filings we will include the information requested by the Staff in its comment set forth above.

Item 18. Financial Statements, page 118

Report of Independent Registered Public Accounting Firm, page F-3

Comment 4:

4.	We note your consolidated statement of comprehensive income was audited by Ernst & Young LTDA for the year ended December 31, 2010. Please file an amendment to your Form 20-F to include a revised audit report from Ernst & Young LTDA that also references the consolidated statements of income, cash flows and changes in equity for the year ended December 31, 2010.

Response 4:

In response to the Staff’s comment, the Company has filed an amendment to the Form 20-F to include a revised audit report from Ernst & Young LTDA that includes the references requested by the Staff.

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
October 30, 2013

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Ricardo Ramos R.

Ricardo Ramos R.
Chief Financial Officer & Business Development Senior Vice President

cc:	Myra Mossariparambil

Nasreen Mohammed